Exhibit 99.1

Materialise Reports Third Quarter 2019 Results

LEUVEN, Belgium—(BUSINESS WIRE)— October 31, 2019 — Materialise NV (NASDAQ:MTLS), a leading provider of additive manufacturing and medical software and of sophisticated 3D printing services, today announced its financial results for the third quarter ended September 30, 2019.

Highlights – Third Quarter 2019

●	Total revenue increased 8% to 50,449 kEUR for the third quarter of 2019, mainly driven by strong performances in our Materialise Medical and Materialise Software segments.
●	Total deferred revenue from annual software sales and maintenance contracts increased by 1,350 kEUR to 23,956 kEUR from 22,606 kEUR at the end of 2018.
●	Adjusted EBITDA amounted to 8,022 kEUR for the third quarter of 2019, or an Adjusted EBITDA margin of 15.9%.
●	Net profit for the third quarter of 2019 was 1,001 kEUR, or 0.02 EUR per diluted share, compared to 2,317 kEUR, or 0.04 EUR per diluted share, for the same period last year.

Executive Chairman Peter Leys commented, “Materialise reported another quarter of top-line growth in our three segments in spite of a macro-economic environment that continues to be challenging. Strong operational performances in all three segments produced a record quarterly Adjusted EBITDA of more than 8 million euro. We are particularly pleased with the accelerated pace of our software sales, which were as we anticipated. We are continually working to increase the productivity of the additive manufacturing industry and look forward to introducing new product upgrades at next month’s Formnext in Frankfurt.”

Third Quarter 2019 Results

Total revenue for the third quarter of 2019 increased 8.0% to 50,449 kEUR compared to 46,732 kEUR for the third quarter of 2018. Adjusted EBITDA increased to 8,022 kEUR from 7,034 kEUR. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) for the third quarter of 2019 was 15.9% compared to 15.1% in the third quarter of 2018.

Revenue from our Materialise Software segment increased 10.0% to 10,860 kEUR for the third quarter of 2019 from 9,874 kEUR for the same quarter last year. Segment EBITDA increased to 3,769 kEUR from 3,384 kEUR while the segment EBITDA margin was 34.7% compared to 34.3% in the prior-year period.

Revenue from our Materialise Medical segment increased 20.8% to 15,488 kEUR for the third quarter of 2019 compared to 12,824 kEUR for the same period in 2018. Compared to the same quarter in 2018, revenues from medical devices and services grew 25.0%, and revenues from our medical software grew 12.7%. Segment EBITDA was 2,795 kEUR compared to 2,475 kEUR while the segment EBITDA margin decreased from 19.3% to 18.0% for the third quarter of 2019. On August 6, 2019, we acquired a mix of existing and new shares, resulting in total shareholding of 75% in Engimplan, a Brazil-based manufacturer of orthopedic and cranio-maxillofacial (CMF) implants and instruments. All shares were fully paid for in cash. The acquisition increased the scope of our Materialise Medical segment’s operations and had a positive impact on our results of operations for the third quarter of 2019.

Revenue from our Materialise Manufacturing segment increased 0.5% to 24,127 kEUR for the third quarter of 2019 from 24,012 kEUR for the third quarter of 2018. Segment EBITDA increased to 3,862 kEUR from 3,405 kEUR while the segment EBITDA margin increased to 16.0% from 14.2% for the third quarter of 2018.

Gross profit was 29,023 kEUR, or 57.5% of total revenue, for the third quarter of 2019 compared to 26,418 kEUR, or 56.5% of total revenue, for the third quarter of 2018.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 11.2% to 27,439 kEUR for the third quarter of 2019 from 24,665 kEUR for the third quarter of 2018.

Net other operating income increased to 1,332 kEUR from 571 kEUR for the third quarter of 2018.

Operating result increased to 2,916 kEUR from 2,324 kEUR for the same period in the prior year.

Net financial result was (966) kEUR compared to 268 kEUR for the prior-year period. The share in loss of joint venture amounted to (41) kEUR compared to (47) kEUR for the same period last year.

The third quarter of 2019 contained income tax expenses of (908) kEUR, compared to (230) kEUR in the third quarter of 2018.

As a result of the above, net profit for the third quarter of 2019 was 1,001 kEUR, compared to 2,316 kEUR for the same period in 2018. Total comprehensive income for the third quarter of 2019, which includes exchange differences on translation of foreign operations, was 1,067 kEUR compared to 2,329 kEUR for the same period in 2018.

At September 30, 2019, we had cash and equivalents of 131,095 kEUR compared to 115,506 kEUR at December 31, 2018. Gross debt amounted to 131,618 kEUR (including 5,201 kEUR of lease liabilities recognized under the new accounting standard IFRS 16, and our drawing in July 2019 of the second tranche of 25,000 kEUR from our 35,000 kEUR credit facility with the European Investment Bank), as compared to 106,038 kEUR at December 31, 2018. Cash flow from operating activities for the third quarter of 2019 amounted to a new quarterly record of 13,897 kEUR compared to 7,234 kEUR for the same period in 2018, as a result of the combination of high EBITDA and working capital improvements of 6,636 kEUR. Total capital expenditures for the quarter amounted to 5,628 kEUR. This amount included 301 kEUR of capitalized R&D expenditures from medical programs.

Shareholders’ equity at September 30, 2019 was 139,894 kEUR compared to 135,989 kEUR at December 31, 2018.

Note on Comparability

As a result of the implementation of the new accounting standard IFRS 16, we have recognized additional lease assets and liabilities in the amount of 4,998 kEUR at January 1, 2019. At the end of the third quarter of 2019, the total commitment of lease assets and liabilities amounted to 5,238 kEUR. Our Adjusted EBITDA for the third quarter of 2019 was affected positively by the new standard as a result of the rental payments decrease of 632 kEUR; however, our operating profit was impacted by (20) kEUR as depreciation expenses increased by 652 kEUR.

2019 Guidance

Mr. Leys noted, “Although the macro-economic environment remains soft, our current pipeline has the potential for continued significant growth, particularly in software sales. We are also taking steps throughout our organization to maximize the effectiveness of our operations. Our current targets – which we believe are ambitious, particularly with respect to Adjusted EBITDA, but also achievable – are to reach the lower end of the guidance measures we originally provided for fiscal 2019, which called for consolidated revenue of between 196,000 - 204,000 kEUR; Adjusted EBITDA of between 29,000 - 33,000 kEUR; and an increase in deferred revenue generated from annual licenses and maintenance of between 2,000 - 4,000 kEUR as compared to 2018.”

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses and acquisition-related expenses of business combinations to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.0889, the reference rate of the European Central Bank on September 30, 2019.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the third quarter of 2019 on Thursday October 31, 2019, at 8:30 a.m. ET/1:30 p.m. CET. Company participants on the call will include Wilfried Vancraen, Founder and Chief Executive Officer; Peter Leys, Executive Chairman; and Johan Albrecht, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

●	To access the conference call, please dial 844-469-2530 (U.S.) or 765-507-2679 (international), passcode #3664225.

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company’s website for one year.

About Materialise

Materialise incorporates nearly 30 years of 3D printing experience into a range of software solutions and 3D printing services, which form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, current estimates of fiscal 2019 revenues, deferred revenue from annual licenses and maintenance and Adjusted EBITDA, results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including our strategic priorities for 2019), and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company’s actual results to differ materially from our expectations, including risk factors described in the company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company’s actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
In 000	2019	2019	2018	2019	2018
	U.S.$	€	€	€	€

Revenue	54,934	50,449	46,732	145,968	135,707
Cost of sales	(23,331)	(21,426)	(20,314)	(64,838)	(60,546)
Gross profit	31,603	29,023	26,418	81,129	75,161
Gross profit as % of revenue	57.5%	57.5%	56.5%	55.6%	55.4%

Research and development expenses	(6,126)	(5,626)	(5,634)	(17,411)	(17,080)
Sales and marketing expenses	(14,749)	(13,545)	(11,292)	(38,797)	(33,733)
General and administrative expenses	(9,004)	(8,269)	(7,739)	(24,453)	(22,926)
Net other operating income (expenses)	1,450	1,332	571	3,959	2,961
Operating (loss) profit	3,175	2,916	2,324	4,427	4,383

Financial expenses	(1,239)	(1,138)	(1,039)	(2,647)	(3,556)
Financial income	187	172	1,308	900	2,739
Share in loss of joint venture	(44)	(41)	(47)	(245)	(291)
(Loss) profit before taxes	2,079	1,909	2,546	2,434	3,275

Income taxes	(989)	(908)	(230)	(2,037)	(773)
Net (loss) profit for the period	1,089	1,001	2,316	397	2,502
Net (loss) profit attributable to:
The owners of the parent	1,011	929	2,316	325	2,502
Non-controlling interest	78	72	–	72	–

Earnings per share attributable to owners of the parent
Basic	0.02	0.02	0.04	0.01	0.05
Diluted	0.02	0.02	0.04	0.01	0.05

Weighted average basic shares outstanding	52,891	52,891	51,507	52,891	48,770
Weighted average diluted shares outstanding	52,970	52,970	52,319	52,930	49,532

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended September 30,			For the nine months ended September 30,
In 000	2019	2019	2018	2019	2018
	U.S.$	€	€	€	€

Net profit (loss) for the period	1,089	1,001	2,316	397	2,502
Other comprehensive income
Exchange difference on translation of foreign operations	73	67	13	225	(29)
Other comprehensive income (loss), net of taxes	73	67	13	225	(29)
Total comprehensive income (loss) for the year, net of taxes	1,162	1,067	2,329	623	2,473
Total comprehensive income (loss) attributable to:
The owners of the parent	1,173	1,077	2,329	623	2,473
Non-controlling interest	(11)	(10)	–	–	–

Consolidated statement of financial position (Unaudited)

	As of September 30,	As of December 31,
In 000	2019	2018
	€	€

Assets

Non-current assets
Goodwill	23,301	17,491
Intangible assets	25,181	26,326
Property, plant & equipment	99,108	92,537
Investments in joint ventures
Deferred tax assets	489	315
Other non-current assets	10,408	7,237
Total non-current assets	158,488	143,906

Current assets
Inventories	11,916	9,986
Trade receivables	36,983	36,891
Other current assets	8,573	6,936
Cash and cash equivalents	131,095	115,506
Total current assets	188,566	169,319
Total assets	347,054	313,225

	As of September 30,	As of December 31,
In 000	2019	2018
	€	€
Equity and liabilities
Equity
Share capital	3,050	3,050
Share premium	136,944	136,637
Consolidated reserves	(1,517)	(1,848)
Other comprehensive income	(1,542)	(1,850)
Equity attributable to the owners of the parent	136,935	135,989
Non-controlling interest	2,959	–
Total equity	139,894	135,989

Non-current liabilities
Loans & borrowings	116,026	92,440
Deferred tax liabilities	6,234	6,226
Deferred income	4,932	4,587
Other non-current liabilities	1,666	868
Total non-current liabilities	128,859	104,121

Current liabilities
Loans & borrowings	15,592	13,598
Trade payables	18,291	18,667
Tax payables	2,907	2,313
Deferred income	24,473	23,195
Other current liabilities	17,040	15,342

Total current liabilities	78,301	73,115
Total equity and liabilities	347,054	313,225

Consolidated statement of cash flows (Unaudited)

	For the nine months ended September 30,
in 000	2019	2018
	€	€

Operating activities
Net (loss) profit for the period	398	2,502
Non-cash and operational adjustments
Depreciation of property, plant & equipment	10,722	8,632
Amortization of intangible assets	3,360	3,902
Share-based payment expense	258	557
Loss (gain) on disposal of property, plant & equipment	141	(148)
Movement in provisions	66	13
Movement reserve for bad debt	(135)	255
Financial income	(900)	(224)
Financial expense	2,647	1,474
Impact of foreign currencies	(432)	(433)
Share in loss of a joint venture (equity method)	245	291
(Deferred) income taxes	2,012	773
Other	4	164
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	3,,593	(3,174)
Decrease (increase) in inventories	8	584
Increase in trade payables and other payables	2,263	5,230
Income tax paid & interest received	(1,514)	(2,133)
Net cash flow from operating activities	22,737	18,265

	For the nine months ended September 30,
in 000	2019	2018
	€	€

Investing activities
Purchase of property, plant & equipment	(10,325)	(14,923)
Purchase of intangible assets	(1,588)	(1,181)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	(3)	1,264
Available for sale investments		(50)
Advances on capital increases	(875)
Convertible loan to third party	(2,500)	–
Investments in subsidiary, net of cash acquired	(7,765)	–
Interest received	-	126
Net cash flow used in investing activities	(23,066)	(14,764)

Financing activities
Proceeds from loans & borrowings	29,000	31,043
Repayment of loans & borrowings	(8,608)	(16,257)
Repayment of finance leases	(2,288)	(2,350)
Capital increase	–	60,110
Direct attributable expense of capital increase	–	(4,103)
Interest paid	(1,713)	(1,142)
Other financial income (expense)	(451)	(182)
Net cash flow from (used in) financing activities	15,941	67,119

Net increase of cash & cash equivalents	15,611	70,620
Cash & cash equivalents at beginning of the year	115,506	43,175
Exchange rate differences on cash & cash equivalents	162	827
Cash & cash equivalents at end of the period	131,279	114,622

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In 000	2019	2018	2019	2018
	€	€	€	€

Net profit (loss) for the period	1,001	2,316	397	2,503

Income taxes	908	230	2,037	773
Financial expenses	1,138	1,039	2,647	3,556
Financial income	(172)	(1,308)	(900)	(2,739)
Share in loss of joint venture	41	47	245	291
Depreciation and amortization	4,904	4,519	14,082	12,534

EBITDA	7,820	6,843	18,512	16,917

Non-cash stock-based compensation expense (1)	60	191	256	557
Acquisition-related expenses of business combinations (2)	140	–	140	–

ADJUSTED EBITDA	8,022	7,034	18,908	17,474

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

(2)	Acquisition-related expenses of business combinations represent expenses incurred in connection with the Engimplan acquisition.

Segment P&L (Unaudited)

In 000	Materialise Software	Materialise Medical	Materialise Manu- facturing	Total segments	Unallocated (1)(2)	Consoli- dated
	€	€	€	€	€	€

For the three months ended September 30, 2019
Revenues	10,860	15,488	24,127	50,474	(26)	50,449
Segment EBITDA	3,769	2,795	3,862	10,426	(2,404)	8,022

Segment EBITDA %	34.7%	18.0%	16.0%	20.7%		15.9%

For the three months ended September 30, 2018
Revenues	9,874	12,824	24,012	46,710	22	46,732
Segment EBITDA	3,384	2,475	3,405	9,264	(2,230)	7,034

Segment EBITDA %	34.3%	19.3%	14.2%	19.8%		15.1%

In 000	Materialise Software	Materialise Medical	Materialise Manu- facturing	Total segments	Unallocated (1)(2)	Consoli- dated
	€	€	€	€	€	€

For the nine months ended September 30, 2019
Revenues	29,529	43,600	72,861	145,990	(22)	145,968
Segment EBITDA	8,785	7,306	10,393	26,484	(7,576)	18,908

Segment EBITDA %	29.8%	16.8%	14.3%	18.1%		13.0%

For the nine months ended September 30, 2018
Revenues	27,331	37,170	71,031	135,532	175	135,707
Segment EBITDA	8,568	6,659	8,802	24,028	(6,554)	17,474

Segment EBITDA %	31.3%	17.9%	12.4%	17.7%		12.9%

(1)	Unallocated Revenues consist of occasional one-off sales in our core competencies not allocated to any of our segments.

(2)

Unallocated segment EBITDA consists of corporate research and development, corporate headquarter costs and other operating income (expense), and the added non-cash stock-based compensation expenses and acquisition related expenses of business combinations that are included in Adjusted EBITDA.

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In 000	2019	2018	2019	2018
	€	€	€	€

Net profit (loss) for the period	1,001	2,316	397	2,502
Income taxes	908	230	2,037	773
Financial cost	1,138	1,0439	2,647	3,556
Financial income	(172)	(1,308)	(900)	(2,739)
Share in loss of joint venture	41	47	245	291

Operating profit	2,916	2,324	4,427	4,383

Depreciation and amortization	4,904	4,519	14,082	12,534
Corporate research and development	497	483	1,510	1,469
Corporate headquarter costs	2,978	2,437	8,753	7,514
Other operating income (expense)	(726)	(499)	(1,833)	(1,872)

Segment EBITDA	10,426	9,264	26,484	24,028